UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Hudson Global, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

443787106
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,229,008
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,229,008
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,229,008
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,229,008
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,229,008
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,229,008
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 443787106

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,229,008
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,229,008
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,229,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 443787106

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors were purchased with working capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,229,008 Shares beneficially owned by Lone Star Value Investors is approximately $8,113,546, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,112,515 Shares outstanding as of October 31, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2014.

A.	Lone Star Value Investors

(a)	As of the close of business on November 11, 2014, Lone Star Value Investors beneficially owned 2,229,008 Shares.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 2,229,008
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,229,008
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 443787106

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 2,229,008 Shares owned by Lone Star Value Investors.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 2,229,008
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,229,008
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 2,229,008 Shares owned by Lone Star Value Investors.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 2,229,008
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,229,008
4. Shared power to dispose or direct the disposition: 0

(c)
Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	Mr. Eberwein

(a)	Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the 2,229,008 Shares owned by Lone Star Value Investors.

Percentage: Approximately 6.7%

(b)	1. Sole power to vote or direct vote: 2,229,008
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,229,008
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Lone Star Value Investors during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 443787106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 12, 2014

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN

CUSIP NO. 443787106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased*	Price Per Share($)	Date of Purchase

LONE STAR VALUE INVESTORS, LP

3,487	3.7363	09/12/2014
4,989	3.7253	09/15/2014
5,000	3.7052	09/16/2014
5,000	3.7164	09/17/2014
5,000	3.7492	09/18/2014
5,000	3.7192	09/19/2014
5,000	3.7494	09/22/2014
5,000	3.7500	09/23/2014
5,000	3.7492	09/24/2014
4,333	3.7400	09/25/2014
2,500	3.8000	09/26/2014
2,500	3.7942	09/30/2014
5,000	3.7470	10/01/2014
2,800	3.7200	10/02/2014
5,000	3.7500	10/03/2014
2,500	3.8240	10/06/2014
5,000	3.7394	10/07/2014
2,500	3.7880	10/08/2014
4,799	3.7500	10/09/2014
5,000	3.7496	10/10/2014
2,500	3.7916	10/13/2014
5,000	3.7500	10/14/2014
10,000	3.4651	10/15/2014
10,000	3.4314	10/16/2014
10,000	3.4793	10/17/2014
10,000	3.3488	10/20/2014
10,000	3.4110	10/21/2014
10,000	3.4620	10/22/2014
10,000	3.4528	10/23/2014
10,000	3.4064	10/24/2014
10,000	3.4061	10/27/2014
10,000	3.4628	10/28/2014
10,000	3.4364	10/29/2014
10,000	3.4173	10/30/2014
10,000	3.4140	10/31/2014
10,000	3.4060	11/03/2014
10,000	3.3990	11/04/2014
10,000	3.3947	11/05/2014
9,600	3.4492	11/06/2014
5,100	3.4967	11/07/2014
10,000	3.4633	11/10/2014
10,000	3.4489	11/11/2014
_____________________

* All of such transactions were effected in the open market pursuant to a 10b5-1 Purchase Trading Plan adopted by Lone Star Value Investors, LP.